SD 3/22/04

04003880

UF 3-17-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 2 2004

SEC FILE NUMBER
8-46710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2005 East Lamar Blvd., Suite 200
(No. and Street)

Arlington	TX	76006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Parker 817-265-6915
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Walton Group, LLC
(Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd., Suite 300	Fort Worth	TX	76109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Parker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAG Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHALON C COLDREN
NOTARY PUBLIC
State of Texas
Comm. Exp. 01-18-2005

John Parker
Signature

Gen Sec Prin / FINOP
Title

Chalon C. Coldren
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAG SECURITIES, INC.

(SEC ID No. 8-46710)

**Financial Statements and Supplemental Schedules
Required by the Securities and Exchange
Commission as of and for the Year Ended
December 31, 2003
and
Supplemental Report on Internal Control**

(With Independent Auditors' Report Thereon)

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
TAG Securities, Inc.
Arlington, Texas

We have audited the accompanying statement of financial condition for a noncarrying, nonclearing and certain other brokers or dealers of TAG Securities, Inc. (the Company) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Walton Group, LLC

THE WALTON GROUP, LLC
February 9, 2004

TAG SECURITIES, INC.
Statement of Financial Condition For
Noncarrying, Nonclearing and Certain
Other Brokers or Dealers
December 31, 2003

Assets	
Cash	$ 12,081
Accounts receivable	2,309
Prepaid expenses	2,270
Total current assets	16,660
Deposits with clearing organizations	25,137
Total assets	$ 41,797
Liabilities and Stockholder's Equity	
Commissions payable	$ 7,659
Total current liabilities	7,659
Stockholder's equity:	
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	904,498
Accumulated deficit	(870,460)
Total stockholder's equity	34,138
Total liabilities and stockholder's equity	$ 41,797

The accompanying notes are an integral part of the financial statements.

TAG SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2003

Revenues:	
Commissions	$ 179,387
Other income	669
Total revenues	180,056
Expenses (note 4):	
Commissions paid to other brokers	111,433
Clearing and regulatory fees	30,859
Occupancy	6,800
Professional fees	9,550
Other operating expenses	26,372
Total expenses	185,014
Loss before income taxes	(4,958)
Income taxes	-
Net loss	$ (4,958)

The accompanying notes are an integral part of the financial statements.

TAG SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances at January 1, 2003	100	$ 100	$ 904,498	$ (865,502)	$ 39,096
Net loss	-	-	-	(4,958)	(4,958)
Balances at December 31, 2003	100	$ 100	$ 904,498	$ (870,460)	$ 34,138

The accompanying notes are an integral part of the financial statements.

TAG SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (4,958)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Net change in certain assets and liabilities:	
Decrease in clearing deposit	10,000
Decrease in prepaid expenses	12,328
Decrease in accounts receivable	1,731
Decrease in advances payable to The Advisory Group	(10,075)
Increase in commissions payable	171
Decrease in accrued expenses	(3,893)
Net cash provided by operating activities	5,304
CASH FLOWS FROM INVESTING ACTIVITIES:	
Interest earned on clearing deposit	(46)
CASH FLOWS FROM FINANCING ACTIVITIES	-
Net increase in cash and cash equivalents	5,258
Cash and cash equivalents – January 1, 2003	6,823
Cash and cash equivalents – December 31, 2003	$ 12,081

The accompanying notes are an integral part of the financial statements.

TAG SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2003

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

TAG Securities, Inc., formerly known as Rupay-Barrington Securities Corporation, (the Company) is organized as a corporation under the laws of the State of Nevada. The Company is a registered member of the National Association of Securities Dealers, Inc. as a broker/dealer, and with the Securities and Exchange Commission (SEC) under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. There are no existing obligations of the dealer in regards to offerings made.

(b) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits.

At December 31, 2003, the Company had net allowable capital of $31,868, which was $26,868 in excess of the minimum net capital requirement computed under Rule 15c3-1.

(c) Income Taxes

The Company provides for Federal income taxes currently payable, and deferred income taxes resulting from temporary differences between assets and liabilities as presented for financial reporting and Federal income tax reporting purposes. If it is anticipated that any portion of a deferred tax asset will not be realized, a valuation allowance is recorded. The Company has not accrued any Federal income tax expense or payable for the year ended December 31, 2003, due to the immateriality of the related amounts.

(d) Accounts Receivable

Accounts receivable consists primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectibility of receivables is reasonably assured, the Company does not maintain a policy for determining a reserve for past due or delinquent receivables.

(e) Statement of Cash Flows

For purposes of the statement of cash flows, cash equivalents include cash in banks.

(Continued)

TAG SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2003

(1) Organization and Summary of Significant Accounting Policies (Continued)

(f) Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(g) Concentrations of Credit Risk

Concentrations of credit risk consists of cash and accounts receivable. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. Accounts receivable relate to commissions earned primarily from the sale of investment products and mutual funds. The Company has not experienced problems in collecting commissions due from these entities.

(2) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

(3) Subordinated Liabilities

There are no liabilities, which were subordinated to claims of general creditors at December 31, 2003, or for the year then ended.

(4) Related Party Transactions

During the year ended December 31, 2003, the Company reimbursed its sole stockholder, The Advisory Group, LP (TAG, LP), for various operating expenses. Reimbursements included rent in the amount of $6,800. TAG, LP also pays certain operating costs on behalf of the Company, and is not reimbursed for those expenses.

In addition, during the year, certain insurance commissions totaling approximately $30,000 were paid by the Company on behalf of TAG, LP and then reimbursed by TAG, LP.

Supplemental Schedules

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and For the Year Ended

December 31, 2003

TAG SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2003

Net Allowable Capital

Total stockholder's equity	$ 34,138
Non-allowable assets - Prepaid expenses	(2,270)
Net allowable capital	$ 31,868

Computation of Basic Net Capital Requirement

Minimum dollar net capital requirement of reporting broker or dealer	$ 511
Net capital requirement	$ 5,000
Excess net capital	$ 26,868

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 7,659
Percentage of aggregate indebtedness to net allowable capital	24%

(Continued)

TAG SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2003

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Transactions are cleared through Penson Financial Services, Inc., First Clearing Corporation and Prospera Financial Services, Inc.

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2003	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2003	$ -

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2003

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
TAG Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of TAG Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003, and this report does not affect our report thereon dated February 9, 2003.

Segregation of Duties

There are limited personnel responsible for all accounting and reporting functions. Accordingly, there is little segregation of duties. Due to the size of the Company's operations, management does not feel that hiring additional employees is feasible with respect to this condition.

Reimbursed Expenses

Expense items such as commissions are sometimes paid on behalf of related entities, and then reimbursed by those entities. Specifically, insurance commissions earned through The Advisory Group, LP, a related party, were paid to brokers through the Company. Although The Advisory Group, LP reimbursed the Company for these commissions, they were included in the Company's IRS 1099 forms for the year ended December 31, 2003.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Walton Group LLC

THE WALTON GROUP, LLC
February 9, 2004